UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Drive Shack Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)
262077100
(CUSIP Number)

Wesley R. Edens
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

SCHEDULE 13D
CUSIP No. 262077100
1	NAMES OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,366,762
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,366,762
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,366,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
All percentages of Common Shares (as defined below) outstanding contained herein are based on 92,385,019 Common Shares outstanding as of May 9, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

Explanatory Note:
This filing constitutes Amendment No. 8 (this “Amendment”) to the Schedule 13D filed by Wesley R. Edens (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on December 22, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on March 8, 2017, Amendment No. 2 filed on November 20, 2017, Amendment No. 3 filed on May 17, 2018, Amendment No. 4 filed on March 13, 2020, Amendment No. 5 filed on February 3, 2021, Amendment No. 6 filed on March 18, 2021 and Amendment No. 7 filed on June 15, 2021 (as so amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Drive Shack Inc., a Maryland corporation (the “Issuer”).
 Unless set forth below, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is hereby amended by the addition of the following text:
The information set forth in Item 5(c) of this Amendment No. 8 is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 to the Schedule 13D is hereby amended and restated as follows:
All percentages of Common Shares outstanding contained herein are based on 92,385,019 Common Shares outstanding as of May 9, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.
Of the Common Shares over which the Reporting Person has sole voting and dispositive power, (i) 5,502,368 Common Shares are held by him directly; (ii) 5,847,728 Common Shares are held by WRE 2021 Trust LLC, which is owned by The Wesley R. Edens 2021 Family Trust (formerly the The Wesley R. Edens 2011 GRAT Family Trust), for which the Reporting Person serves as trustee; and (iii) 16,666 Common Shares are held by Chinook Charitable Trust, for which the Reporting Person serves as trustee. The Reporting Person therefore beneficially owns an aggregate of 11,366,762 Common Shares, representing 12.3% of the Common Shares.
The following table sets forth all acquisitions made by the Reporting Person over the past 60 days, including purchases of 2,000,000 Common Shares by the Reporting Person directly and 2,000,000 Common Shares made indirectly through WRE 2021 Trust LLC, all in the open market.

Date of Transaction	Quantity of Common Shares	Weighted Average Price per Common Share
05/11/2022	494,203	$1.09
05/11/2022	494,202*	$1.09
05/12/2022	505,797	$1.18
05/12/2022	505,798*	$1.18
05/13/2022	697,726	$1.41
05/13/2022	697,725*	$1.41
05/16/2022	302,274	$1.67
05/16/2022	302,275*	$1.67

* Reflects purchases made by WRE 2021 Trust LLC.
Except for the transactions described in this Amendment, there have been no transactions in the Common Shares that were effected during the past 60 days by the Reporting Person.
Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of the Common Shares, as applicable, held in such trusts for the benefit of such trusts’ beneficiaries. The beneficiaries of the trusts are members of the Reporting Person’s family and charitable foundations.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 20, 2022
By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens